UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

 Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ooma, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
683416101

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683416101	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Woodson Capital Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,470,751
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,470,751
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,751
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 683416101	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Woodson Capital General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,590,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,590,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,590,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 683416101	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Woodson Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,590,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,590,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,590,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12		TYPE OF REPORTING PERSON PN, IA

CUSIP No. 683416101	SCHEDULE 13G/A	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Woodson Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,590,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,590,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,590,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 683416101	SCHEDULE 13G/A	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS James Woodson Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,590,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,590,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,590,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 683416101	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 1.	(a) Name of Issuer:

Ooma, Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

525 Almanor Avenue, Suite 200, Sunnyvale, California 94085

Item 2.	(a) Name of Person Filing:

(i) Woodson Capital Master Fund, LP, a Cayman Islands exempted company (“Woodson Master ”), with respect to the Shares held by it;

(ii) Woodson Capital General Partner, LLC, a Delaware limited liability company and the general partner of Woodson Master (the “Fund General Partner”), with respect to the Shares held by Woodson Master and other private funds;

(iii) Woodson Capital Management, LP, a Delaware limited partnership and the investment manager of Woodson Master (the “Investment Manager”), with respect to the Shares held by Woodson Master and other private funds;

(iv) Woodson Capital GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by Woodson Master and other private funds; and

(v) James Woodson Davis, a United States citizen and the sole managing member of the Investment Manager General Partner (“Woodson”), with respect to the Shares held by Woodson Master and other private funds.

(b) Address of Principal Business Office, or, if none, Residence:

The address of the principal business office of (i) all of the Reporting Persons other than Woodson Master is 101 Park Avenue, 48th Floor, New York, New York, 10178; and (ii) Woodson Master is Maples Corporate Services Limited, Ugland House Grand Cayman, KY1-1104 Cayman Islands.

(c) Citizenship:

The citizenship of each of the Reporting Persons is set forth in the cover page for each Reporting Person.

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

(e) CUSIP Number:

683416101

CUSIP No. 683416101	SCHEDULE 13G/A	Page 8 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an entity specified in (a) - (k):
Not Applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for Woodson Master are owned directly by it. The Fund General Partner, as the general partner of Woodson Master, may be deemed to be a beneficial owner of all such Shares owned by Woodson Master. The Investment Manager, as investment manager of Woodson Master may be deemed to be a beneficial owner of all such Shares owned by Woodson Master. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares owned by Woodson Master. Woodson, as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares owned by Woodson Master. Each of the Fund General Partner, the Investment Manager, the Investment Manager General Partner, and Woodson hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G/A pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 683416101	SCHEDULE 13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

WOODSON CAPITAL GP, LLC
By: James Woodson Davis

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis
	Title:	Managing Member

WOODSON CAPITAL GENERAL PARTNER, LLC
By: James Woodson Davis

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis
	Title:	Managing Member

WOODSON CAPITAL MANAGEMENT, LP
On its own behalf
And as Investment Manager to
WOODSON CAPITAL MASTER FUND, LP

By: James Woodson Davis

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis
	Title:	Managing Member of Woodson Capital GP, LLC

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis

CUSIP No. 361008105	SCHEDULE 13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

WOODSON CAPITAL GP, LLC
By: James Woodson Davis

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis
	Title:	Managing Member

WOODSON CAPITAL GENERAL PARTNER, LLC
By: James Woodson Davis

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis
	Title:	Managing Member

WOODSON CAPITAL MANAGEMENT, LP
On its own behalf
And as Investment Manager to
WOODSON CAPITAL MASTER FUND, LP

By: James Woodson Davis

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis
	Title:	Managing Member of Woodson Capital GP, LLC

By:	/s/ James Woodson Davis
	Name:	James Woodson Davis